Exhibit 4.2

CONFIDENTIAL

Execution Version

August 12, 2021

Amazon Europe Core S.à r.l.

c/o Amazon.com, Inc.

P.O. Box 81226

Seattle, WA 98108-1226

Email: AmazonWarrants@amazon.com

Attention: General Counsel

Ladies and Gentlemen:

Reference is made to the Warrant, dated August 10, 2020 (the “Original Warrant”), issued to Amazon Europe Core S.à r.l. (referred to in the Original Warrant as “Amazon Europe Corp Sarl”) (the “Holder”) by Juuce Limited, a private limited company, incorporated under the laws of England and Wales (registration number 09314212) (the “Company”), pursuant to which the Holder is entitled to exercise the Original Warrant to subscribe for newly issued common shares of the Company (the “Warrant Shares”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Warrant.

In consideration of the covenants and agreements set forth in this letter agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby acknowledge and agree as to the following:

1.

The Company is entering into a business combination pursuant to the terms and conditions set forth in that certain Business Combination Agreement by and among the Company, EO Charging, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Pubco”), Charge Merger Sub, Inc., a Delaware corporation, and First Reserve Sustainable Growth Corp. (“FRSG”), dated as of the date hereof (the “Business Combination” and the agreement containing the terms and conditions of the Business Combination, the “Business Combination Agreement”).

2.

Pursuant to the Original Warrant, the Holder is entitled to exercise the Original Warrant to subscribe for newly issued common shares of the Company upon the terms and conditions of the Original Warrant, including upon the occurrence of a Change of Control of the Company. As part of the Business Combination, all of the outstanding shares of the Company will be acquired by Pubco in exchange for cash and common shares of Pubco. The Holder, the Company and FRSG agree that the Business Combination shall be deemed to not be a Change of Control for purposes of the Original Warrant and rather a reorganization pursuant to Section 5.1 of the Original Warrant.

3.

From the date of this letter agreement until the consummation of the Business Combination, the Company will not be required to comply with its obligations set forth in Section 6 of the Original Warrant solely to the extent noncompliance with such obligations is necessary or required for the Company or its subsidiaries to comply with any applicable laws.

4.

Contingent upon, effective as of and simultaneous with the consummation of the Business Combination, the Company will, amend and restate the Original Warrant in the form attached hereto as Exhibit A (the “Restated Warrant”), and the Company will cause Pubco to (a) assume such Restated Warrant, and (b) cause the registration rights agreement by and among Pubco, FRSG, the Holder and other parties thereto in the form attached hereto as Exhibit B (the “Registration Rights Agreement”) to be executed by Pubco, and upon receipt of the duly executed signature page from the Holder, cause the Registration Rights Agreement to become effective and binding as between Pubco and Holder and, contingent and effective immediately upon the later of the assumption of the Restated Warrant by Pubco and the effectiveness of the Registration Rights Agreement, the Holder, the Company and FRSG agree that, without further action by the Holder and the Company, the Original Warrant will be of no force and effect. The Holder hereby consents to (a) such amendment and restatement of the Warrant and (b) assumption by Pubco of the Restated Warrant, in each case in all respects subject to the simultaneous consummation of the Business Combination and effectiveness of the Registration Rights Agreement.

In the event of any inconsistency or conflict between the Original Warrant and this letter agreement, the terms and conditions of this letter agreement shall govern and control. This letter agreement is limited precisely as written and shall not be deemed to amend or modify any term, condition or provision of the Original Warrant, except as expressly set forth herein.

The provisions set forth in Sections 10.3, 10.4, 10.5, 10.6, and 10.7 of the Original Warrant shall apply to this letter agreement, mutatis mutandis, and are incorporated by reference as if fully set forth herein, provided that notices shall be to the correct name of the Holder: Amazon Europe Core S.à r.l.

This letter agreement may be executed in one or more counterparts, and signature pages may be delivered by facsimile, portable document format (PDF), DocuSign or any other electronic signature, each of which shall be deemed an original, but all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that all parties hereto need not sign the same counterpart.

The terms of this letter agreement (or, prior to a valid termination of the Business Combination Agreement in accordance with its terms, the Original Warrant) may be modified or amended only with the prior written approval of the Holder, the Company and FRSG.

[Remainder of Page Intentionally Left Blank.]

2

Please acknowledge your agreement with the foregoing by executing this letter agreement in the space provided below.

Sincerely,

JUUCE LIMITED

By:	/s/ John Jardine
Name:	John Jardine
Title:	Director

Acknowledged and agreed:

AMAZON EUROPE CORE S.à r.l

By:	/s/ Barbra Scarafia
Name:	Barbra Scarafia
Title:	Authorized Signatory

FIRST RESERVE SUSTAINABLE GROWTH CORP.

By:	/s/ Neil A. Wizel
Name:	Neil A. Wizel
Title:	Chief Executive Officer

Exhibit A: Amended and Restated Warrant

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Exhibit B: Registration Rights Agreement

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Confidential

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH [***]. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED, OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING SUCH TRANSACTION, OR (B) SUCH TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT.

Issue Date:

EO CHARGING

AMENDED AND RESTATED

WARRANT TO PURCHASE SHARES

Background

(a) This Amended and Restated Warrant (this “Warrant”) is issued to Amazon Europe Core S.à r.l. (the “Holder”) by EO Charging, a Cayman Islands exempted company, (“Pubco”) in connection with the business combination (the “Business Combination”) contemplated by the Business Combination Agreement by and among Pubco, Juuce Limited, a private limited company, incorporated under the laws of England and Wales (registration number 09314212) (the “Company”), Charge Merger Sub, Inc. a Delaware corporation, and First Reserve Sustainable Growth Corp. (“FRSG”), dated as of August 12, 2021 (the “Business Combination Agreement”).

(b) Pursuant to that certain Warrant, dated August 10, 2020 (the “Original Issue Date”), issued to the Holder (whose name is corrected herein as Amazon Europe Core S.à r.l.) by the Company (the “Original Warrant”), the Holder was entitled but not obliged to exercise the Original Warrant to subscribe for newly issued common shares of the Company upon the terms and conditions of the Original Warrant, including upon the occurrence of a Change of Control of the Company.

(c) As part of the Business Combination, Pubco will become publicly traded on The Nasdaq Stock Market (the “Stock Listing”), and the Holder and the Company have agreed, among other things, that contingent upon each of, and simultaneously with and effective upon the latter of, the consummation of the Business Combination and the Stock Listing (the “Effective Date”), (i) the Original Warrant be amended and restated in its entirety in the form of this Warrant, (ii) Pubco will assume the Original Warrant, as it is amended and restated in the form of this Warrant and (iii) Pubco and the Company will execute and deliver this Warrant to the Holder.

(d) The Holder is entitled but not obliged to exercise this Warrant to subscribe for newly issued ordinary shares of Pubco (the “Warrant Shares”) as more particularly described in Exhibit A (the “Schedule of Terms”), on the terms provided herein and in the Schedule of Terms.

(e) The right of the Holder to subscribe for Warrant Shares will vest and become exercisable in accordance with the vesting terms provided in the Schedule of Terms, and this Warrant is non-forfeitable with respect to vested Warrant Shares.

1.	Exercise of Warrant

1.1    Exercise Period. This Warrant may, subject to the Schedule of Terms, be exercised by the Holder, in whole or in part, at any time during the Exercise Period (as defined in the Schedule of Terms). The Exercise Period will be stayed during any waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable law, provided always that the Holder has issued a Notice of Exercise prior to the end of the Exercise Period.

1.2    Method of Exercise. The Holder may exercise this Warrant by delivering to Pubco (a) this Warrant and (b) the Notice of Exercise attached as Exhibit B hereto duly executed by the Holder. The Notice of Exercise shall indicate whether the Holder elects to subscribe for Warrant Shares for cash or if the Holder elects to exercise on a net issuance basis (subject always to the terms of Section 1.4). Delivery of the items specified in this Section 1.2 to Pubco shall be an irrevocable election by the Holder to exercise this Warrant with respect to the Warrant Shares specified in the Notice of Exercise.

1.3    Cash Exercise. If the Holder elects to exercise this Warrant to subscribe for Warrant Shares for cash, the Holder will make payment by bankers draft drawn on a UK clearing bank, or wire transfer in the amount of the Exercise Price (as defined in the Schedule of Terms, subject to adjustment as provided herein) multiplied by the number of Warrant Shares for which this Warrant is being exercised. The Exercise Price is the product of an arms’-length negotiation and is intended to reflect the fair market value of the Warrant Shares at the Issue Date.

1.4    Net Issuance. The Holder may only elect to exercise some or all of this Warrant on a net issuance basis if the Fair Market Value of a Warrant Share as calculated in accordance with the terms of this Warrant is more than the Exercise Price. If the Holder elects to exercise some or all of this Warrant on a net issuance basis, the Holder will not be required to make a cash payment or otherwise pay any consideration for the allotment of the Warrant Shares issued pursuant to this section, and Pubco will issue to the Holder a number of Warrant Shares computed using the following formula:

X = (A - B) x C A	Where:

X	=	the number of Warrant Shares to be issued to the Holder;

A	=	the Fair Market Value (as defined below) of one Warrant Share on the date of net issuance exercise;

B	=	the Exercise Price (as adjusted to the date of such calculation); and

X = (A - B) x C A	Where:

C	=	the number of Warrant Shares issuable under this Warrant or, if only a portion of this Warrant is being exercised, the number of Warrant Shares as to which the Holder elects to exercise.

To the extent that Pubco is prohibited from issuing Warrant Shares following an election pursuant to this section, whether by virtue of the Companies Act or otherwise, the Holder shall be entitled to subscribe at nominal value for the Warrant Shares which it would otherwise have been entitled to receive under this section.

2.	Delivery of Certificates; No Fractional Shares

Within five (5) days after the exercise of this Warrant in whole or in part (and receipt or deemed receipt of the payment for the Exercise Price, if applicable), Pubco will (a) allot and issue credited as fully paid to the Holder the Warrant Shares to which the Holder is entitled by exercising the Warrant, (b) immediately following the allotment and issue in accordance with (a), enter the Holders’ name in the register of members of Pubco, and (c) at its expense and within five (5) days of allotment, issue and deliver to the Holder (i) at the Holder’s option (in its sole discretion subject to the following), (x) if Pubco is legally permitted to evidence shares in book-entry form, evidence from Pubco’s transfer agent of a book-entry notation of the number of Warrant Shares to which the Holder is entitled, (y) if legally permitted under U.S. securities laws and as permitted by Pubco’s transfer agent, the number of Warrant Shares to which the Holder is entitled to the Holder’s designated brokerage account through the Depository Trust & Clearing Corporation electronic system, or (z) if neither (x) or (y) are permitted, then a certificate or certificates representing the number of Warrant Shares to which the Holder is entitled upon such exercise, and (ii) if applicable, a new warrant with terms identical to this Warrant to subscribe for that number of Warrant Shares as to which this Warrant has not been exercised. The Holder will for all purposes be deemed to have become the holder of record of such Warrant Shares on the date the Holder’s name is entered into the register of members of Pubco. No fractional shares will be issued upon the exercise of this Warrant. If, upon exercise of the Warrant, the Holder would otherwise be entitled to a fractional amount of Warrant Shares, the number of Warrant Shares deliverable upon exercise will be rounded to the nearest whole share, with 0.5 of a Warrant Share being rounded upwards, and the Exercise Price will be calculated and adjusted to the nearest penny.

3.	Representations, Warranties, and Covenants

3.1    Pubco represents and warrants that it is duly incorporated and validly existing under the laws of its jurisdiction of formation. Pubco represents and warrants that all corporate actions, approvals, and consents on the part of the Pubco, its respective officers, directors, and equityholders, and any third party necessary for the issuance of this Warrant and the Warrant Shares have been taken, including the reservation of sufficient Warrant Shares.

3.2    Pubco represents and warrants that the capitalization table attached as Exhibit C hereto accurately and completely reflects the issued share capital and all options or other rights to subscribe for equity securities of Pubco as of the Issue Date. All of the issued shares in Pubco have been duly authorized, are fully paid and non-assessable, and were issued in compliance with the laws of the Cayman Islands and Pubco’s organizational documents and applicable law.

3.3    Pubco covenants that at all times during the Exercise Period, there will be reserved for issuance such number of shares as is necessary for exercise in full of this Warrant. All Warrant Shares issued pursuant to the exercise of this Warrant will, upon their issuance, be validly issued and outstanding, fully paid, free and clear of all liens and other encumbrances or restrictions on sale and pre-emptive rights (other than transfer restrictions created as a matter of securities laws), and such Warrant Shares will be issued free from all taxes, liens and charges with respect to the issuance thereof.

3.4    Save as may be otherwise permitted under the terms of this Warrant (including, without limitation, under Section 5.1), Pubco will not, directly or indirectly, by amendment to Pubco’s certificate of incorporation or memorandum and articles of association or by reorganization, sale or transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action, (a) avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times and in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights and interests of the Holder against impairment, or (b) take any action which is inconsistent with the rights and interests granted to the Holder in this Warrant or otherwise conflicts with the provisions hereof.

3.5    Pubco represents and warrants that as at the Issue Date (a) so far as it is aware, having made due enquiry, it is not currently, and has never been, a “passive foreign investment company” as such term is defined in Section 1297 of the Code (a “PFIC”), (b) it has not made a U.S. tax election pursuant to Treasury Regulation 301.7701-3 to be treated as other than an association taxable as a corporation for U.S. tax purposes, and (c) less than 75% of the value of its shares derives from UK land, interpreted in accordance with section 1A(3)(c) Taxation of Chargeable Gains Act 1992.

3.6    Pubco covenants that (i) it will not make a U.S. tax election to be treated as anything other than an association taxable as a corporation for U.S. tax purposes without receiving the prior written consent of the Holder, such consent to not be unreasonably withheld, conditioned or delayed, and (ii) it will inform the Holder if it, or if it becomes aware that its affiliates or advisors, is required to make any disclosures related to the Warrant to any taxing authority (other than reporting the Business Combination on its income tax returns or otherwise in the ordinary course of Pubco meeting its tax compliance and reporting obligations) and, if so required, will provide, or cause its affiliate and advisors to provide, a summary of any such disclosure at least 15 days before making such disclosure.

4.	Certain Events

4.1    Change of Control.

(A)    If there is a Change of Control (as defined below) during the Exercise Period in which (i) the consideration to be received by the shareholders of Pubco consists solely of cash, (ii) the Holder has not exercised this Warrant in full prior to consummation of such Change of Control, and (iii) the price pursuant to the Fair Market Value of one Warrant Share is greater than the Exercise Price, this Warrant will be deemed automatically exercised in respect of all Warrant Shares then vested (or deemed to be vested in accordance with the Acceleration of Vesting provisions set out in the Schedule of Terms) at the Exercise Price on a net issuance basis under Section 1.4 (even if not surrendered) immediately before the consummation of such Change of Control. Holder will be entitled to receive a portion of the proceeds payable in the Change of Control equal to the amount payable to holders of the same number and class of shares as the Holder is entitled to receive pursuant to such exercise (provided always that nothing in this clause 4.1 is intended to impose a requirement on Pubco to make payment of such portion of the proceeds to the Holder, and the intention is for the Holder to receive proceeds as part of the Change of Control transaction at the same time and in the same method as other shareholders holding the same class of shares).

(B)    If there is a Change of Control during the Exercise Period in which the consideration to be received by the shareholders of Pubco consists of securities or other non-cash property, then Pubco will require the acquiring, surviving, or successor person to assume the obligations of this Warrant, and this Warrant will thereafter be exercisable for the same securities or other non-cash property that a holder of the same class of shares as the Warrant Shares would have been entitled to receive in connection with such transaction if such holder held the same number of shares as were purchasable under this Warrant if this Warrant had been exercised in full immediately before the consummation of such Change of Control, subject to further adjustment from time to time in accordance with the provisions of this Warrant, provided, however, Pubco may in its sole discretion elect instead to pay or cause to be paid to the Holder, at or prior to consummation of such Change of Control, an amount in cash for each Warrant Share equal to the Fair Market Value of one Warrant Share (as of the closing date of such Change of Control) less the Exercise Price, in which case this Warrant will automatically terminate (without relieving Pubco or its successor of any obligations arising from a prior breach or non-compliance) following the payment of the amounts due to the Holder in connection with such Change of Control.

4.2    Listing Event.

(A)    If Pubco becomes no longer subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act (being a “Public Reporting Company”) and, thereafter, intends to undertake a Listing Event (as defined in Section 10.1(h)), Pubco will provide the Holder with notice prior to filing or submitting a registration statement, admission document or equivalent in accordance with applicable law (including any draft thereof) that includes disclosure of beneficial owners of Pubco’s equity in connection with a Listing Event (a “Listing Notice”). The Listing Notice must be provided at least 14 days prior to the earlier of (i) the “as of” date used by Pubco for disclosure of beneficial owners and (ii) the date on which a Listing Event occurs.

(B)    In the event that Pubco determines that this Warrant or the terms hereof are required to be disclosed pursuant to applicable securities laws and regulations or stock exchange requirements in connection with the Listing Event, Pubco will provide the Holder with prompt written notice and an opportunity to comment on the proposed disclosure before such disclosure is made and, if requested by the Holder, will use commercially reasonable efforts (in cooperation with the Holder) to redact, seek a protective order or confidential treatment, or take other appropriate action to avoid such disclosure.

(C)    Notwithstanding anything in this Warrant to the contrary, Pubco shall not honor any exercise of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, to the extent that, after giving effect to an attempted exercise set forth on an applicable Notice of Exercise, the Holder (together with any of Holder’s affiliates, and any other person whose beneficial ownership of ordinary shares of Pubco would be aggregated with the Warrantholder’s for purposes of Section 13(d) or Section 16 of the Exchange Act, and any other applicable regulations of the U.S. Securities and Exchange Commission (the “Commission”), including any Group of which the Warrantholder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of ordinary shares of Pubco in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the number of ordinary shares of Pubco beneficially owned by such the Holder and its Attribution Parties shall include the number of Warrant Shares issuable under the Notice of Exercise with respect to which such determination is being made, but shall exclude the number of ordinary shares of Pubco which are issuable upon (a) exercise of the remaining, unexercised portion of any Warrant beneficially owned by the Holder or any of its Attribution Parties, and (b) exercise or conversion of the unexercised or unconverted portion of any other securities of Pubco (including any warrants) beneficially owned by such the Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained herein. For purposes of this Section 4.2, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and any other applicable regulations of the Commission. For purposes of this Section 4.2, in determining the number of outstanding ordinary shares of Pubco, the Holder may rely on the number of outstanding ordinary shares of Pubco as stated in the most recent of the following: (X) Pubco’s most recent periodic or annual filing with the Commission, as the case may be, (Y) a more recent public announcement by Pubco that is filed with the Commission, or (Z) a more recent notice by Pubco or the Pubco’s transfer agent to the Holder setting forth the number of ordinary shares of Pubco then outstanding. Upon the written request the Holder, Pubco shall, within three business days thereof, confirm in writing to the Holder the number of ordinary shares of Pubco then outstanding. In any case, the number of ordinary shares of Pubco outstanding shall be determined after giving effect to any actual conversion or exercise of securities of Pubco, including exercise of this Warrant, by the Holder or its Attribution Parties since the date as of which such number of outstanding ordinary shares of Pubco was last publicly reported or confirmed to the Holder. Pubco shall be entitled to rely on representations made to it by the Holder in any Notice of Exercise regarding its Beneficial Ownership Limitation. The Holder acknowledges that the Holder is solely responsible for any schedules or statements required to be filed by it in accordance with Section 13(d) or Section 16(a) of the Exchange Act.

(D)    The “Beneficial Ownership Limitation” shall initially be 4.999% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of Warrant Shares pursuant to such Notice of Exercise (to the extent permitted pursuant to this Section 4.2); provided, however, that by written notice to Pubco, which will not be effective until the 61st day after such notice is given by the Holder to Pubco, the Holder may waive or amend the provisions of this Section 4.2 to change the Beneficial Ownership Limitation to any other number, and the provisions of this Section 4.2 shall continue to apply. Upon any such waiver or amendment to the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further waived or amended by the Holder without first providing the minimum written notice required by the immediately preceding sentence. Notwithstanding the foregoing, at any time following a Sale Notice with respect to a Proposed Active Sale or a Proposed Reactive Sale, as applicable, that is pursuant to any tender offer or exchange offer (by Pubco or another person (other than the Holder or any Affiliate of the Holder)), the Warrantholder may waive or amend the Beneficial Ownership Limitation effective immediately upon written notice to Pubco and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to Pubco.

(E)    Notwithstanding the provisions of this Section 4.2, none of the provisions of this Section 4.2 shall restrict in any way the number of Warrant Shares which the Holder may receive or beneficially own in order to determine the amount of securities or other consideration that the Holder may receive in the event of a Proposed Active Sale or a Proposed Reactive Sale, as applicable.

(F)    If at any time Pubco intends to undertake a Listing Event that involves a listing of Pubco’s ordinary shares on a stock exchange outside of the United States, Pubco will provide a Listing Notice and will negotiate in good faith to amend the terms of this Warrant to include appropriate beneficial ownership limitations.

4.3    Automatic Exercise before Expiration. To the extent this Warrant is not previously exercised as to all of the Warrant Shares issuable hereunder (and subject to section 4.2 above, if applicable), and if the Fair Market Value of one Warrant Share (at such measurement date) is greater than the Exercise Price, this Warrant will be deemed automatically exercised pursuant to a net issuance exercise under Section 1.4 (even if not surrendered) immediately before its expiration. To the extent this Warrant or any portion thereof is deemed automatically exercised pursuant to this Section, Pubco agrees, promptly to notify the Holder in writing of the number of Warrant Shares, if any, the Holder is to receive by reason of such automatic exercise.

5.	Adjustments

5.1    Reorganization. Upon any reclassification, capital reorganization, or change in the capital of Pubco (other than a Change of Control transaction covered by Section 4.1) affecting the same class of shares as the Warrant Shares, Pubco will make appropriate provision so that the Holder will thereafter be entitled to receive, upon exercise of this Warrant, the number and type of securities or other property that a holder of the same class of shares as the Warrant Shares would have been entitled to receive in connection with such transaction if such holder held the same number of shares as were purchasable under this Warrant if this Warrant had been exercised immediately before such reclassification, reorganization, or change.

5.2    Adjustments. If Pubco directly or indirectly, issues any shares of the same class as the Warrant Shares as a share dividend, or subdivides or consolidates such shares, then the Exercise Price in effect before such dividend, subdivision, or consolidation will be proportionately decreased or increased, as applicable, and the number of Warrant Shares at that time issuable pursuant to the exercise of this Warrant will be proportionately increased or decreased, as applicable. Each adjustment in the number of Warrant Shares issuable will be to the nearest whole share and each adjustment of the Exercise Price will be calculated to the nearest cent. Any adjustment under this Section will become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend.

5.3    Anti-Dilution Protection. If any shares of the same class as the Warrant Shares are entitled, under Pubco’s constituent documents or any contract to which Pubco is a party, to an adjustment in the event of dilutive issuances of equity, then the Warrant Shares will be entitled to the same adjustment. Any adjustment under this Section will become effective at the close of business on the date any such issuance becomes effective.

5.4    Certificate as to Adjustments. If any adjustment is required to be made in the Exercise Price or number and type of securities issuable upon exercise of this Warrant, Pubco will promptly give written notice to the Holder in the form of a certificate signed by an officer of Pubco setting forth the adjustment in reasonable detail.

6.	Information Rights

6.1    Information Rights.

(A)    If, and for so long as, Pubco is not a Public Reporting Company, Pubco will deliver to the Holder (to the notice address set out in Section 10.3):

(i)    as soon as practicable, and in any event within 140 days, after the end of each fiscal year of Pubco, (A) the audited or reviewed consolidated balance sheet of Pubco and its subsidiaries and statement of shareholders’ equity of Pubco, in each case as of the last day of such year, and an audited or reviewed consolidated income statement and statement of cash flows of Pubco and its subsidiaries, in each case for the period then ended, along with the notes to the financial statements, prepared in accordance with the International Financial Reporting Standards and the auditing standards of the International Accounting Standards Board and the requirements of the Companies Act and (B) a notice indicating the number of Warrant Shares that have vested as of the end of such fiscal year or as of the date of such notice (it being understood that any failure to deliver such notice, or any inaccuracy therein, shall not affect or impair the Holder’s rights or Pubco’s obligations hereunder);

(ii)    as soon as practicable, and in any event within 45 days, after the end of each fiscal quarter of Pubco, an unaudited income statement, an unaudited cash flow statement, an unaudited balance sheet, and a statement of stockholder’s equity, year to date and as of the end of such fiscal quarter;

(iii)    as soon as practicable, and in any event within 30 days, after the consummation of any third-party equity financing or any other material change in the equity capitalization of Pubco, (A) an updated capitalization table for Pubco (similar in format to the capitalization table attached as Exhibit C hereto) as of the closing of such financing event or as of the date of such other material change, and (B) a copy of any amendments to Pubco’s constituent documents, if applicable; and

(iv)    as soon as practicable, and in any event within 30 days, after receipt by Pubco of any valuation of Pubco’s equity interests in connection with Pubco’s employees’ share scheme (as such term is defined in the Companies Act 2006), a copy of such valuation or a summary of the valuation set forth therein.

(B)    To the extent permitted by applicable law and the rules of any stock exchange on which Pubco’s shares are listed, Pubco will use commercially reasonable endeavours to (i) provide such information relating to Pubco or its affiliates (as defined below) as requested by the Holder and as may be reasonably required for the Holder or any of its affiliates to prepare or file any tax return or to prepare such filings with respect to Pubco or any of its affiliates as may be required by any tax authority and (ii) reasonably cooperate (at no out of pocket cost to Pubco) in preparing for any audit of, or dispute with a tax authority regarding any tax return of, the Holder or any of its affiliates relating to Pubco or any of its affiliates.

(C)    Information received by the Holder pursuant to this Section 6.1 will be used by the Holder and its affiliates for purposes of permitting the Holder and its affiliates to comply with their respective financial reporting and tax obligations (and any similar requirements of any governmental authority) and will be treated as confidential in accordance with the terms of the applicable non-disclosure agreement between the Holder and its affiliates and Pubco.

7.	Lost or Damaged Warrant Certificate

To the extent permitted under applicable law, this warrant shall be in electronic form only and the production of a physical warrant shall not be required for exercise or any other purpose. Upon receipt by Pubco of a letter from the Holder stating loss, theft, destruction, or damage of this Warrant, Pubco will execute and deliver to the Holder a new warrant with identical terms as this Warrant, on such terms as to evidence and indemnity as Pubco may reasonably require and subject to the Holder paying Pubco’s reasonable costs (if any) in connection with the replacement.

8.	Notice of Record Date, etc.

If, and for so long as, Pubco is not a Public Reporting Company, in the event of any corporate action requiring Pubco to establish a record date for its shareholders, Pubco will mail to the Holder, at least 20 business days prior to the earlier of the record date or such corporate action, a written notice specifying (a) the date on which any such event is to occur or such record is to be taken, (b) the amount and character of any stock or other securities, or rights or warrants, proposed to be issued or granted, the date of such proposed issuance or grant, and the persons or class of persons to whom such proposed issuance or grant is to be offered or made, and (c) in reasonable detail, the facts, including the proposed date, concerning any other such event.

9.	Investment Intent

By accepting this Warrant, the Holder represents that it (a) is acquiring this Warrant for investment and not with a view to, or for sale in connection with, any distribution or public offering thereof within the meaning of FSMA, the laws of the Cayman Islands or the Securities Act, (b) understands that this Warrant and the Warrant Shares subject to this Warrant have not been registered under the FSMA, the laws of the Cayman Islands or the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the

FSMA pursuant to Section 86 thereof, the equivalent laws of the Cayman Islands and the Securities Act pursuant to Section 4(a)(2) thereof, this Warrant and the Warrant Shares will bear the appropriate legend as required by applicable securities laws and the Warrant and the Warrant Shares will be subject to restrictions on resale under applicable securities laws, and (c) is a “qualified investor” as such term is defined in Article 2(e) of the Prospectus Regulation and an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act.

10.	Miscellaneous.

10.1    Certain Definitions. For purposes of this Warrant:

(a)    “affiliate” means, as to any person, any person that directly or indirectly controls, is controlled by, or is under common control with that person.

(b)    “Change of Control” means (i) any consolidation, merger, reorganization, or similar transaction involving Pubco or its subsidiaries in which Pubco or its subsidiary, as applicable, is not the surviving entity or pursuant to which Pubco equityholders immediately prior to such transaction own, immediately after such transaction, less than 50% of the combined voting power of the surviving entity’s (or its parent entity’s) then outstanding voting securities, (ii) any transaction or series of related transactions in which a person, or a group of related persons (other than an entity in which 50% of the combined voting power is owned, directly or indirectly, by the equityholders of Pubco immediately prior to such transaction), acquires from equityholders of Pubco shares representing more than 50% of the outstanding voting power of Pubco (other than any internal reorganizations), (iii) there is consummated an agreement or series of related agreements for the sale, lease, exclusive license, or other transfer, in any transaction or series of related transactions of all or substantially all of the assets of Pubco and its subsidiaries, other than such sale or other disposition by Pubco of all or substantially all of Pubco’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Pubco (directly or indirectly) in substantially the same proportions as their ownership of Pubco immediately prior to such sale, or (iv) the shareholders of Pubco approve a plan of complete liquidation or dissolution of Pubco.

(c)    “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(d)    “Companies Act” means the Companies Act 2006, as amended.

(e)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.

(f)    “Fair Market Value” of a Warrant Share means:

(i)    if shares of the same class as the Warrant Shares are traded on an exchange or an over-the- counter market, the average of the closing price for the five business days immediately preceding the date of net issuance exercise;

(ii)    if the net issuance exercise is in connection with a Change of Control, the value of the consideration to be received pursuant to such Change of Control by the holder of a share of the same class as the Warrant Shares;

(iii)    if the net issuance exercise is in connection with a third party bona fide equity financing (a “Qualified Financing”), the price per share at which Pubco issues shares in such Qualified Financing; and

(iv)    if none of the above sections applies, the Fair Market Value will be the price for a share of the same class as the Warrant Shares that Pubco could obtain from an arms’-length buyer who is not a current or former employee, officer, or director of Pubco or their respective affiliates (such price to be exclusive of any control or other similar premium), as determined in good faith by Pubco’s board of directors. Pubco will promptly provide the Holder a written summary of such determination.

If any difficulty arises in the directors’ determination of the Fair Market Value of the Warrant Shares or in the event that the Holder disputes the determination on receipt of the written summary provided pursuant to (iv) above, an Independent Expert shall resolve that difficulty in whatever manner it shall in its absolute discretion think fit. The Independent Expert shall be the accountants for the time being of Pubco or, if they decline the instruction or the Holder reasonably objects to the instruction, an independent firm of accountants appointed by the President, for the time being, of the Institute of Chartered Accountants of England and Wales at the request of Pubco. The Independent Expert shall act as expert and not as arbitrator and its determination shall be final and binding on the parties (in the absence of fraud or manifest error). The Independent Expert shall be requested to determine the Fair Market Value within 20 Business Days of its appointment (and the Independent Expert may extend that period by up to 10 Business Days’ with the consent of the parties). The cost of obtaining the Independent Expert’s certificate shall be borne by the Holder in the event such determination is requested by the Holder as a result of its disputing the Fair Market Value determination of the directors, or otherwise in such other proportions as the Independent Expert directs.

(g)    “FSMA” means the Financial Services and Markets Act 2000.

(h)    “Group” means, with respect to any person, its directors, stockholders or holders of other equity interests, members, partners, officers, employees or affiliates.

(i)    “Listing Event” means any of the following occurring if, and after, Pubco is no longer a Public Reporting Company: (i) the closing of an initial public offering of securities of Pubco’s equity pursuant to an effective registration statement filed under the Securities Act; (ii) the registration of Pubco’s securities under Section 12 of the Exchange Act in connection with its initial public offering, or the occurrence of any other event that results in the Warrant Shares becoming a class of “equity security,” as such term is defined in Rule 13d-1(i) under the Exchange Act, including any merger or other transaction involving a special purpose acquisition company which results in the shares of the same class as the Warrant Shares being converted into or exchanged for publicly-traded securities; or (iii) the closing of Pubco’s initial public offering, or the listing of Pubco’s shares, on a stock exchange outside of the United States.

(j)    “person” means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity, or governmental or regulatory authority.

(k)    “Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council, as amended.

(l)    “Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

10.2    No Shareholder Rights or Liabilities. Prior to exercise, this Warrant will not entitle the Holder to any voting rights or other rights as a shareholder of Pubco other than as set forth in this Warrant. In no event will the Holder have any liability hereunder, other than the consideration payable upon exercise of this Warrant pursuant to Section 1.3.

10.3    Notices. Any notice under this Warrant will be given in writing and will be sent by email, nationally recognized overnight courier service, certified mail (return receipt requested), or receipted facsimile to the other party at the address below. A party may change its notice address by giving notice in accordance with this Section.

If to the Holder: Amazon Europe Core S.à r.l. c/o Amazon.com, Inc. P.O. Box 81226 Seattle, WA 98108-1226 [***] [***] Attn: General Counsel	If to Pubco: to the address set forth below Pubco’s signature at the end of this Warrant.

10.4    Amendments and Waivers. Any term of this Warrant may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Pubco and the Holder.

10.5    Governing Law; Severability; Jurisdiction. This Warrant and any dispute or claim arising out of or in connection with it (including any dispute or claim relating to non-contractual obligations) will be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English Courts in relation to any such dispute or claim. If any Section or provision of this Warrant is found or held to be illegal, invalid, or unenforceable, the remainder of this Warrant will be valid and enforceable and the parties in good faith will negotiate a substitute, valid, and enforceable provision that most nearly effects the parties’ intent in entering into this Warrant.

10.6    Transfer; Successors and Assigns. This Warrant and all rights hereunder are transferable by the Holder, in whole or in part, (a) to any affiliate of the Holder, or (b) to any non-affiliate of the Holder with the prior written consent of Pubco in each case upon surrender of this

Warrant properly endorsed or accompanied by written instructions of transfer attached as Exhibit D hereto, and Pubco will issue a new warrant reflecting such transfer but otherwise identical to this Warrant. Pubco may not assign this Warrant or its obligations under this Warrant without the prior written consent of the Holder. The terms and conditions of this Warrant will inure to the benefit of, and be binding on, the respective successors and permitted assigns of Pubco and the Holder, respectively.

10.7    Headings; Construction. The headings in this Warrant are for purposes of reference only and will not limit or otherwise affect the meaning of any provision of this Warrant. The words “include” and “including” will be deemed in each case to be followed by the words “without limitation.”

10.8    U.S. Federal Income Tax Treatment. For U.S. federal income tax purposes, the parties acknowledge that (i) Pubco is assuming the Original Warrant, as it is amended and restated in the form of this Warrant, in a transaction intended to be treated as an exchange and qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Warrant is not being issued in connection with the performance of services within the meaning of Section 83 of the Code or otherwise. The parties agree to file all U.S. income tax returns consistent with the foregoing sentence. Further, the parties agree that this Warrant shall be treated (along with the Business Combination Agreement) as a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3(a).

10.9    Tax Payment. Pubco represents and warrants that no stamp duty, stamp duty reserve tax or similar transfer tax (“Transfer Taxes”) is due by Pubco, the Company, or Holder under U.K. law, Cayman Islands law or, to the Company’s knowledge, in any other jurisdiction, in connection with the amending and restating of this Warrant and the execution and delivery of this Amended and Restated Warrant to the Holder (the “Warrant Delivery”). If and to the extent any Transfer Taxes are due in connection with the Warrant Delivery, they shall be the exclusive responsibility of Pubco. If and to the extent any Transfer Taxes become due through either the exercise or sale of shares underlying this Warrant, such taxes shall be paid by the Holder.

10.10    Consideration. Pubco hereby confirms that it has received from the Holder the sum of £1.00 in consideration of Pubco’s entry into this Warrant. The Parties acknowledge that no other consideration has been or is required to be provided by or on behalf of the Holder in connection with the entry into, or amendment and restatement of, the Warrant.

IN WITNESS WHEREOF, Pubco has executed this Warrant on the date first written above.

EXECUTED AS A DEED BY	)

EO CHARGING ACTING BY [●], A	)

DIRECTOR, AND [●] A DIRECTOR	)

Pubco address for notices:

For the purposes of Section 10.3 Notices served on Pubco may not be served by email or facsimile.

Pubco’s address for Service is:

c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

[●] (Finance Director)

Or such other address as Pubco shall have notified to Amazon in writing.

[Signature Page to the Amended and Restated Warrant]

Exhibit A

SCHEDULE OF TERMS OF WARRANT SHARES

Capitalized terms used in this Schedule of Terms have the meanings ascribed to those terms in the Warrant.

Name of Company:	EO Charging

Jurisdiction of formation and type of entity (e.g., corporation, LLC, etc.):	Cayman Islands exempted company

Class of equity subject to Warrant:	Ordinary shares of Pubco

Holder’s fully estimated diluted ownership percentage of Pubco (as of the Issue Date, calculated on a post-exercise basis assuming full vesting of the Warrant)	11.95%

Number of Warrant Shares (as of the Issue Date, assuming full vesting of the Warrant)	11,664,304

Exercise Price (as of the Issue Date):	$1.102[1] per Warrant Share

Exercise Period:	From the Issue Date until 5 pm (GMT) on 8th anniversary of the Original Issue Date

Vesting Schedule:

The right of the Holder to subscribe for Warrant Shares will vest and become immediately exercisable on the following schedule:

•   The right of the Holder to subscribe for [***][1] Warrant Shares has vested and is immediately exercisable as of the Original Issue Date;

•   The right of the Holder to subscribe for [***][1] Warrant Shares will vest and become immediately exercisable upon each £[***] made in incremental Amazon

[1]	Note to Draft: Numbers will be adjusted ratably in the event that the Business Combination Agreement is amended

Payments, up to £[***] in cumulative Amazon Payments up to a maximum of [***][1] Warrant Shares (for the avoidance of doubt, the right of the Holder to subscribe for certain of such Warrant Shares has vested and is immediately exercisable as of the Issue Date based on Amazon Payments occurring prior to the Issue Date);

•   Once the cumulative Amazon Payments exceed £[***] (which has not occurred as of the Issue Date), the right of the Holder to subscribe for [***][1] Warrant Shares will vest upon each £[***] made in incremental Amazon Payments, up to £[***] in cumulative Amazon Payments up to a maximum of [***][1] Warrant Shares.

“Amazon Payment” means the total aggregate amount of direct fees or other amounts paid to Pubco, the Company or any of its or their respective affiliates globally by or on behalf of the Holder, Amazon.com, Inc. or any of their respective affiliates, Amazon.com, Inc. or any of their respective affiliates under the Commercial Agreement, including fees for hardware, software, maintenance & repair services and project management fees, but excluding third party costs (e.g. network connection costs and installations costs), including any such fees and other amounts paid to the Company or its affiliates from and after the Original Issue Date. If applicable, the exchange rate for Amazon Payments made in any given month shall be the monthly average rate provided by Bloomberg.

Acceleration of Vesting:

Unless otherwise agreed by Pubco and the Holder, the right of the Holder to subscribe for any unvested Warrant Shares will become fully vested and immediately exercisable immediately prior to the consummation of any Change of Control based on the following schedule:

•   In the event that the aggregate Amazon Payments at such time equal or exceed £[***], then the right of the Holder to subscribe for 100% of the then-unvested Warrant Shares will become fully vested.

• In the event that the aggregate Amazon Payments at such time is less than £[***], then the right of the Holder to subscribe for 50% of the then-unvested Warrant Shares will become fully vested.

Commercial Agreement related to Warrant (the “Commercial Agreement”):	Master Supply Agreement dated as of 10 June 2020, between the Company and Amazon EU Société á Responsabilité Limitée (as the same may be amended, modified, supplemented or replaced from time to time), along with any related purchase or work orders.

Right of First Notice:	If at any time the Pubco proposes to enter into an exclusivity agreement or other agreement that contemplates exclusivity with any person or Group (excluding the Holder or any of its subsidiaries) for the purpose of pursuing a Change of Control, Pubco shall promptly, and in any event no later than [***] calendar days prior to entering into such agreement, provide written notice to the Holder, which notice shall contain all material terms of such proposed Change of Control as well as all information or draft documentation which may impact the Holder in its capacity as a holder of this Warrant.

Exhibit B

NOTICE OF EXERCISE

To:	Company Name: (“EO Charging”)

Address:

The undersigned hereby irrevocably elects to exercise the attached Warrant as follows:

☐	subscribe for Warrant Shares pursuant to the terms of the attached Warrant, for an aggregate purchase price of £

☐	net issuance exercise with respect to Warrant Shares pursuant to the terms of the attached Warrant, for such number of shares of equity of EO Charging as is determined pursuant to Section 1.4 of the attached Warrant.

The undersigned requests that certificates for such shares be issued in the name of and delivered to the address of the undersigned, at the address stated below and, if such shares are not all the shares that may be issued pursuant to the attached Warrant, that a new Warrant evidencing the right to subscribe for the balance of such shares be registered in the name of, and delivered to, the undersigned at the address stated below.

Balance shares for new Warrant to be issued:

Dated:

Name of Holder of Warrant:
(please print)

Address:

Signature:

Exhibit C

ANTICIPATED PRO FORMA PUBCO CAPITALIZATION

Exhibit D

ASSIGNMENT

For value received the undersigned sells, assigns, and transfers to the transferee named below the attached Warrant, together with all right, title, and interest, and does irrevocably constitute and appoint the transfer agent of EO Charging as the undersigned’s attorney, to transfer said Warrant on the books of EO Charging, with full power of substitution in the premises.

Name of Company:

Dated:

Name of Holder of Warrant:
(please print)

Address:

Signature:

Name of transferee:
(please print)

Address of transferee: